VIA EDGAR

June 1, 2017

Re:	British American Tobacco p.l.c.

Amendment No. 1 to Registration Statement on Form F-4

Filed May 18, 2017

File No. 333-217939

Dear Mr. Brown:

On behalf of British American Tobacco p.l.c. (“BAT”), we submit this letter in response to the comments and requests for additional information contained in the letter dated May 30, 2017 (the “Comment Letter”) from the staff of the Office of Transportation and Leisure (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), related to the above-referenced Amendment No. 1 to Registration Statement on Form F-4 filed on May 18, 2017 (the “Amendment No. 1”).

BAT has revised the Amendment No. 1 in response to the Comment Letter and is concurrently filing an amended Registration Statement on Form F-4 (“Amendment No. 2”) that reflects these revisions and generally updates, clarifies, and renders more complete the information contained therein. BAT, together with Louisville Securities Limited, BATUS Holdings Inc., Brown & Williamson Holdings, Inc. and Flight Acquisition Corporation, is also concurrently filing Amendment No. 3 to the Schedule 13E-3 that was filed by such parties on May 18, 2017 (as amended, the “Schedule 13E-3”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Unless the context otherwise requires, all references to page numbers and section headings in the responses to the Staff’s comments correspond to the pages in Amendment No. 2. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2. We have supplementally provided a marked copy of Amendment No. 2 against the May 18, 2017 Amendment No. 1 to facilitate the Staff’s review.

General

1.	We note your response to prior comment 1. We believe that the following portions of the preliminary presentations should be summarized in the prospectus:

•	Centerview and Deutsche Bank presentation on October 5, 2016: In summarizing the “various financial metrics” presented, include the ranges established for each, and include BAT value creation with its ranges.

•	Centerview and Deutsche Bank presentation on October 10, 2016: In summarizing the “various financial metrics” presented, include BAT value creation with its ranges.

•	Goldman Sachs presentation on November 4, 2016: Summarize slide 5.

•	J.P. Morgan presentation on January 10, 2017: Summarize slide 3.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 43, 78 and 95-96.

2.	We note your response to our prior comment 2 references an additional presentation which was prepared for BAT by Deutsche Bank and Centerview but which has not been filed as an exhibit. In your response you state that you are not required to disclose the presentation under Item 1015 of Regulation M-A because it was not provided to the BAT board of directors or certain other executive officers. Please file the presentation, or alternatively provide a legal analysis demonstrating your basis for concluding that Item 1015 applies only when a presentation was received by the board of directors or the executive officers that you name. Item 1015 does not make this distinction.

Response: In response to the Staff’s comment, the additional presentation which was prepared for BAT by Deutsche Bank and Centerview is filed as exhibit (c)(27) to the Schedule 13E-3.

Cover Letter

3.	We note your response to prior comment 4. Without necessarily agreeing with your analysis or the conclusion you have reached, we will not comment further on this issue at this time.

Response: We acknowledge the Staff’s comment.

Exhibit 5.1

4.	We note that the legal opinion is in draft form. Please file a complete, dated and signed legal opinion.

Response: In response to the Staff’s comment, a complete, dated and signed legal opinion is filed as Exhibit 5.1 to Amendment No. 2.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

John Dana Brown, Esq.

Attorney Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Copies to:

Nicandro Durante

Chief Executive

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

Paul McCrory

Company Secretary

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

McDara P. Folan, III, Esq.

Senior Vice President, Deputy General Counsel and Secretary

Reynolds American Inc.

401 North Main Street

Winston-Salem, North Carolina 27101

United States of America

Randi C. Lesnick, Esq.

Jones Day

250 Vesey Street

New York, New York 10281

United States of America

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

United States of America

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